C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

November 19, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K filed March 1, 2010

Form 10-Q filed May 10, 2010

File No. 001-9583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated October 28, 2010 in which you provided comments to our letters dated August 27, 2010 and July 22, 2010. For your convenience, we have reproduced your comments followed by our corresponding responses.

Form 10-K for the Period Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6: Investments, page 172

SEC Comment:

1.	It is unclear from your August 27, 2010 response to comment three how you considered the duration and severity of the unrealized losses in determining that they are not credit related. Please revise your response to explain why you believe that the above indicators are not signs of credit impairments. Furthermore, please explain why you believe rating downgrades, slower repayments, and decrease in expected cash flows, which you attribute to the factors contributing to the unrealized losses, are not credit related. To the extent the unrealized losses are fully covered under the payment guarantee disclose that fact or quantify the extent it is covered.

MBIA Response:

MBIA’s consolidated investment portfolio comprises a large number of securities with varying maturities and risk attributes. Each quarter, MBIA performs an analysis of securities, on a security-by-security basis, that are in an unrealized loss position taking into account the length of time the security has been impaired and the severity of the impairment to determine if the impairment is other than temporary. Generally, if a security has been impaired by 5% or more for a consecutive 12-month period or longer, or if it has been impaired by 20% or more, a detailed analysis is conducted. In assessing the recoverability of the amortized cost of an impaired security, the Company considers a variety of factors specific to the security. While certain of these factors may be indicative of credit-related impairments, such as a credit rating downgrade, our analysis, taken as a whole, may continue to support the full recovery of our amortized cost.

Currently, the majority of the unrealized losses recorded by the Company are generated from three types of securities: ABS, RMBS, and corporate obligations. We undertake cash flow modeling and static credit analysis to determine if an impairment is other than temporary. We also determine whether the Company has the intent to hold a security until a recovery of its amortized cost is realized. Losses on MBIA-insured securities owned by the Company are recorded in accordance with our insurance loss reserving policy. In response to your request for additional disclosure and to provide transparency with respect to our internal assessment of impaired securities, we have included the below disclosure beginning on page 52 of our quarterly report on Form 10-Q for the quarter ended September 30, 2010.

Investments for which the Company has recorded unrealized losses are tested quarterly for other-than-temporary impairments. For each security that meets the threshold of either 20% impaired at the time of review or 5% impaired at the time of review with a fair value below amortized cost for a consecutive 12-month period, a further analysis of the security is performed to assess if the impairment is other than temporary. Based on its evaluation, the Company realized other-than-temporary impairments of $250 thousand and $43 million for the three and nine months ended September 30, 2010, respectively, primarily related to RMBS and CDOs. The amount of unrealized losses related to the Company’s available-for-sale fixed-maturity and other investments was $722 million as of September 30, 2010, down from $1.6 billion as of December 31, 2009. The decrease in unrealized losses was largely the result of an improvement in market-related factors, which increased the market prices of securities held by the Company, among others. As of September 30, 2010, the unrealized losses primarily relate to ABS, RMBS and corporate obligations.

As part of the Company’s assessment of other-than-temporary impairments of investments, it considers (i) the magnitude and duration of declines in fair value, (ii) the reasons for the declines in fair value, such as general credit spread movements in each asset-backed sector, transaction-specific changes in credit spreads, credit rating downgrades, modeled defaults, and principal and interest payment priorities within each investment structure, and (iii) whether MBIA has the intent to sell the securities or more likely than not will be required to sell the securities before their anticipated recovery. In calculating credit-related losses, the Company utilizes cash flow modeling based on the type of security. The Company’s cash flow analysis considers all sources of cash, including credit enhancement, that support the payment of amounts owed by an issuer of a security. This includes the consideration of cash expected to be provided by financial guarantors, including MBIA Corp., resulting from an actual or potential insurance policy claim.

ABS investments are evaluated for other-than-temporary impairments using historical collateral performance, deal waterfall and structural protections, credit ratings, and forward looking projections of collateral performance based on business and economic conditions specific to each collateral type and risk. The underlying collateral is evaluated to identify any specific performance concerns, and stress scenarios are considered in forecasting ultimate returns of principal. Based on this evaluation, if a principal default is projected for a security, estimated future cash flows are discounted at the security’s purchase yield. If the present value of cash flows is less than the Company’s amortized cost for the security, the difference is recorded as an other-than-temporary impairment loss.

RMBS investments are evaluated for other-than-temporary impairments using industry-standard quantitative tools. Loan level data is obtained and analyzed in a model that produces prepayment, default, and severity vectors. The model utilizes macro inputs, including housing price assumptions and interest rates, which are consistent with industry views. The vector outputs are used as inputs to a third-party cash flow model, which considers deal waterfall dynamics and structural features, to generate cash flows for an RMBS investment. These cash flows are then discounted at the security’s purchase yield. If the present value of the cash flows is less than the Company’s amortized cost for the investment, the difference is recorded as an other-than-temporary impairment loss. For CDO investments, the Company utilizes the same tools as for RMBS securities, aggregating the bond level cash flows to the CDO investment level.

Corporate obligation investments are evaluated for other-than-temporary impairments using industry-standard credit analysis techniques. The Company’s analysis includes a detailed review of a number of quantitative and qualitative factors impacting the value of an individual security. These factors include the interest rate of the security (fixed or floating), the security’s current market spread, any collateral supporting the security, the security’s position in the issuer’s capital structure, and credit rating upgrades or downgrades. Additionally, these factors include an assessment of various issuer-related credit metrics including market capitalization, earnings, cash flow, capitalization, interest coverage, leverage, liquidity, management, and a third-party quantitative default probability model. The Company’s analysis is augmented by comparing market prices for similar securities of other issuers in the same sector, as well as any recent corporate or government actions that may impact the ultimate return of principal. If the Company determines that, after considering these factors, a principal default is projected, a recovery analysis is performed using the above data. If the Company’s estimated recovery value for the security is less than its amortized cost, the difference is recorded as an other-than-temporary impairment loss.

The Company does not record other-than-temporary impairments related to credit concerns about issuers of securities insured by MBIA Corp. or National since investors in these securities, including MBIA, are guaranteed payment of principal and interest when due. In considering cash expected to be provided from third-party financial guarantors, the Company assesses the financial guarantor’s ability to make claim payments under a variety of scenarios that test the guarantor’s ultimate claims paying ability. The weighted average outcome of these scenarios, combined with the cash flows provided by the insured security, are used to determine the recoverability of the Company’s amortized cost. The following table provides information about securities held by the Company as of September 30, 2010 that were in an unrealized loss position and insured by a financial guarantor.

In millions	Fair Value	Unrealized Loss
Asset-backed:
MBIA (1)	$361	$(104)
Other	239	(65)

Total asset-backed	600	(169)
Mortgage-backed:
MBIA (1)	23	(8)
Other	257	(173)

Total mortgage-backed	280	(181)
Corporate Obligations:
MBIA (1)	86	(7)
Other	46	(8)

Total corporate obligations	132	(15)
Other:
MBIA (1)	298	(33)
Other	87	(3)

Total other	385	(36)

Total	$1,397	$(401)

(1)	- Includes investments insured by MBIA Corp. and National.

The Company also concluded that it does not have the intent to sell securities in an unrealized loss position and it is more likely than not that it will not have to sell these securities before recovery of their cost basis. In making this conclusion, the Company examined the cash flow projections for its investment portfolios, the potential sources and uses of cash in its businesses, and the cash resources available to its business other than sales of securities. It also considered the existence of any risk management or other plans as of September 30, 2010 that would require the sale of impaired securities.

Each quarter, an internal committee comprising staff that is independent of the Company’s evaluation process for determining other-than-temporary impairments of securities reviews and approves the valuation of investments. Among other responsibilities, this committee ensures that the Company’s process for identifying and calculating other-than-temporary impairments, including the use of models and assumptions, is reasonable and complies with the Company’s internal policy.

Note 12: Loss and Loss Adjustment Expense Reserves, page 196

SEC Comment:

2.	We acknowledge your July 22, 2010 response to comment four of our June 30, 2010 letter. It is unclear to us that your response provides a sufficient basis to include, in your measurement of your claim liability under ASC 944-40-25-42, cash flow recovery scenarios in excess of your paid claims plus the present value of projected future claim payments. Please tell us if the following understanding and observations are correct. Our understanding is that your contractual right to put-back breached loans, even if they have not been charged-off, does not equate to a contractual right to receive cash flows in excess of the sum of your cumulative paid claims to date plus the present value of projected future claim payments. We also note that the accounting literature (i.e. ASC Topics 944 and 450) does not permit recognition of such excess cash flows until they are realizable. Accordingly, the existence of a contractual right to put-back loans that have not been charged-off does not appear to provide a sufficient basis to include in your claim liability measurement cash flow recovery scenarios in excess of your paid claims plus the present value of projected future claim payments. For example, it would appear inappropriate to include in your scenario where sellers/servicers repurchase all loans that were deemed to be in breach of sellers’/servicers’ representations and warranties recoveries in excess of your claims paid plus the present value of projected future claim payments. This appears to be true even if subordination or over-collateralization exits. The existence of subordination or over-collateralization within the securitization might increase the probability that you will collect cash flows equal to your paid claims plus the present value of projected future claim payments in certain facts and circumstances; however, it does not appear to increase the amount of cash that you are contractually entitled to recover. If our understanding and observations are correct, it does not appear appropriate to include cash flow recovery scenarios in excess of your paid claims plus the present value of projected future claim payments in your measurement of your claim liability under ASC 944-30-25-42.

MBIA Response:

As we previously disclosed, our range of put-back recoveries include: 1) recovery of amounts related to charged off loan files that we have already reviewed and found to breach representations and warranties; 2) recovery of amounts related to currently performing loans expected to be charged off in the future, assuming breach rates on those loans are consistent with breach rates on the population of loans we have reviewed; and 3) recoveries assuming sellers/servicers repurchase all loans that were deemed to be in breach of the sellers’/servicers’ representations and warranties estimated by applying the breach rates on loans we have reviewed to the entire population of loans, including those not expected to be charged off, limited to the total value of our incurred loss. With regard to the contractual recoveries we have recorded, your understanding is correct in that our contractual right to put back breached loans, even if they have not been charged-off, does not equate to a contractual right to receive cash flows in excess of the sum of our cumulative paid claims to date plus the present value of projected future claim payments. Consistent with your understanding, our total estimated recoveries (the sum of recoveries of paid claims and recoveries of estimated future claims) do not exceed the aggregate amount of paid claims plus the present value of projected future claim payments on any issue. Additionally, we agree with your understanding and observations regarding the propriety of including cash flow recovery scenarios in excess of paid claims plus the present value of projected future claim payments in the measurement of our claim liability under ASC 944-30-25-42. Consistent with your understanding and observations, we limit cash inflows within our recovery scenarios to the total cash outflows associated with our paid claims plus estimated future claim payments, as described below.

We recognize a claim liability in accordance with ASC 944-40-25-42, Financial Services-Insurance, Claim Costs and Liabilities for Future Policy Benefits, and measure our claim liability in accordance with ASC 944-40-30. In measuring our claim liability, we calculate the present value of our estimate of claim payments (cash outflows) net of any recovery of such claim payments we expect to receive based on rights provided in our insurance contracts (cash inflows). When the present value of these net cash flows, representing the probability-weighted cash flows of multiple loss and recovery scenarios, exceeds our unearned premium revenue, we record a claim liability. In developing our cash flow scenarios, we limit our estimate of recoveries to the total amount we expect to pay in claims. For example, if we assume a scenario in which our undiscounted actual and estimated claim payments under an insurance policy are $100, the maximum amount we would estimate in any recovery scenario related to these payments would be $100. We do not recognize insurance recoveries in accordance with ASC 450, Contingencies.

We estimate claim payments based on the performance of the underlying loans, taken as a whole, within our insured RMBS issues. It is important to note that we do not pay claims on a loan-by-loan basis and, therefore, recoveries of claim payments are not limited to cash flows from specific loans. Claim payments may be recovered from any source of cash available to the insured RMBS issue, which may include the proceeds from put-backs of ineligible loans, whether or not charged off, and excess spread. Therefore, we do not believe the current “charge off” status of a loan should be the sole determinant for including put-back recoveries in our cash flow estimates. We believe that all resources available to the insured issue to reimburse MBIA for payments made or expected to be made under its insurance policy, as governed by the transaction documents, should be considered in our cash inflow estimates, and that inclusion of such resources in our cash inflow estimates is required under accounting guidance for financial guarantee insurance contracts (ASC 944).

We will enhance our loss reserving disclosure to clarify our basis for including recoveries from ineligible loans in our cash flow scenarios, consistent with that described above, in our next annual filing on Form 10-K.

Form 10-Q for the Quarter Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 79

SEC Comment:

3.	Please confirm that you will provide in future filings an explanation of how the net unearned premium revenue reconciliation item was determined as provided in your August 27, 2010 response to comment five. In addition, please provide a discussion that explains why you determined 12% to be a reasonable rate to estimate the loss provision.

MBIA Response:

In response to your comment, we provided the below disclosure on page 99 of our quarterly report on Form 10-Q for the quarter ended September 30, 2010.

Our “Net unearned premium revenue” adjustment to book value per share consists of unearned premium revenue net of prepaid reinsurance premiums recorded on our consolidated balance sheet as required by accounting principles for financial guarantee insurance contracts. Unearned premium revenue includes amounts not yet collected and, therefore, recorded in premiums receivable on our consolidated balance sheet. This adjustment also includes the unamortized portion of installment premiums collected on insured derivative contracts and the unamortized portion of insurance-related deferred fee revenue. Our “Present value of insured derivative installment revenue” adjustment to book value per share consists of the present value of premiums not yet collected from insured derivative contracts, which are not recorded on our balance sheet in accordance with accounting principles for financial guarantee insurance contracts but which are contractually due to the Company. Our “Loss provision” adjustment to book value represents a formulaic estimate of potential future losses based on our practice prior to 2009 of recording a general loss reserve for unidentified claims based on 12% of net earned premium. While current U.S. GAAP no longer permits such a reserve, we maintained this concept in the calculation of ABV to account for a potential level of unknown loss development in future periods. The 12% loss factor does not reflect actual loss experience during 2010 and 2009.

With respect to our loss provision adjustment, we believe 12% is a reasonable rate as it is consistent with that used in prior periods. This adjustment to book value is used by management to account for a potential level of unknown loss development in the future. Given that our loss experience over the last several years was unprecedented, we have not yet re-evaluated the 12% rate. We are currently evaluating our loss provision adjustment.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our filings on Form 10-K and Form 10-Q. Please feel free to call me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin